ACM Government Opportunity Fund, Inc.
Exhibit 77C


811-05595


77C - Matters submitted to a vote of security holders


The Annual Meeting of Stockholders of ACM Government Opportunity Fund,
Inc. ("ACM IV") was held on March 24, 2005. A description of each proposal and number of shares voted at the meeting are as follows:


To elect four Directors of ACM IV for a term of two or three years and until his or her successor is duly elected and qualifies.


Class One (term expires 2007)
Michael J. Downey
Shares Voted For
8,291,697
Shares Withheld
165,977

Class Two (term expires 2008)
William H. Foulk, Jr.
David H. Dievler
James M. Hester
Shares Voted For
8,291,087
8,289,654
8,292,854

Shares Withheld
166,587
168,020
164,820